Exhibit 8.1

List of Principal Subsidiaries of NovaBridge

Name of Subsidiary	Place of Incorporation
I-Mab Biopharma U.S. Ltd.	United States
I-Mab Biopharma Hong Kong Limited	Hong Kong
I-Mab Bio-tech (Tianjin) Co. Ltd	People’s Republic of China
Visara, Inc.	United States
Bridge Health Bio-Tech (Shanghai) Co., Ltd.	People’s Republic of China
NovaBridge Biosciences (Shanghai) Co. Ltd.	People’s Republic of China
NovaBridge Oncology Limited	Cayman Islands
NovaBridge CV Limited	Cayman Islands
NovaBridge Oncology (BVI) Limited	British Virgin Islands